ALPINE AIR EXPRESS, INC.

1177 Alpine Air Way

Provo, Utah 84601

September 6, 2011

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

Alpine Air Express, Inc.

Schedule 13E-3 and Schedule 14C

Filed July 25, 2011

File No. 005-59541 and 000-27011

Dear Ms. Delong and Ms. Kim:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 17, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Schedule 13E-3

Comment 1

Please advise us as to what consideration was given to whether Mr. Eugene Mallette is an affiliate engaged in the going private transaction and, accordingly, should be filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include him as a filing person.  For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transaction section of the Division’s Compliance and Disclosure Interpretations. We may have further comment.

Response

Mr. Mallette has been added as a filing person.

Houlihan Valuation advisors Fairness Opinion

Comment 2

Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 Transaction, whether oral or written,  is a separate report that requires a reasonably detailed description meeting the requirements of item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise your proxy statement to summarize any and all presentations made by HVA during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulating M-A that you have not already filed as exhibits.  Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.  For example, we note HVA conducted a preliminary valuation as of March 31, 2011, dated May 25, 2011, a draft valuation on May 4, 2011, and an updated letter on July 22, 2011.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Response

We have added additional disclosure and include the reports as exhibits.

Comment 3

We note that you have filed the Houlihan Valuation Advisors fairness opinion with the Schedule 13E-3. Please revise to append the fairness opinion to the proxy statement.

Response

We have revised and appended the Houlihan fairness opinions to the proxy statement.

Comment 4

When you reposition the July 22, 2011 opinion as an annex to the proxy statement, please either revise it so that it stands alone or also include the earlier opinion of which this one appears to be merely a “bring Down” opinion.  Shareholders should be able to find whether an opinion as to fairness has been rendered, not merely an opinion that contains a sentence such as that the “fundamental questions now at hand is whether the Company's value has maintained itself at the March 31, 2011 level.”

Response

We have added the opinions and it has been revised so it is clear it is not a “Bring Down” opinion.

Comment 5

Please have Houlihan revise its opinion to remove the statement in the last paragraph that the opinion is provided “solely” for the Special Committee as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Houlihan's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Houlihan).  Describe any applicable state-law authority regarding the availability of such potential defense.  In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or your board of directors under the federal securities laws.

Response

The opinion has been revised.

Schedule 14C

General

Comment 6

We note statements throughout the filing that HVA opined that the transaction is fair to the stockholders and that the consideration to be paid to unaffiliated stockholders who will receive cash payments is fair from a financial point of view to unaffiliated non-continuing and continuing stockholders.  We also note that the opinion provided by HVA does not appear to specifically state that the consideration to be paid is fair to these stockholders but merely concludes that the “fair value” of the stock has “increased to $0.16482

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

per share.”  Please reconcile the opinion with the statements made in the filing regarding the fairness opinion or advise.

Response

The opinion has been revised.

Comment 7

We note that this document has been filed as an information statement subject to the requirements of Schedule 14C.  In that regard, we note the document relates to a special meeting of stockholders to vote on proposed amendments to your certificate of incorporation in connection with the reverse and forward stock splits.  Because the document relates to a solicitation, it should have been filed under the cover of a Schedule 14A.  Please refile the document on EDGAR as a preliminary proxy statement, and please ensure that the filing contains all of the requirements of Schedule 14A as opposed to the requirements of Schedule 14C.  In the alternative, please advise us.

Response

We are not engaged in any solicitation and the document has been revised to indicate there will be no shareholder meeting only a mailing since over 85% of the outstanding shares are voting in favor of the Transactions.

Comment 8

Please tell us what consideration you have given with regards to any obligation to post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials.  Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response

We do intend to have the information material on a public web site and have indicated in the document the web site.

Summary Term Sheet, page 5

Effects of Transaction, page 6

Comment 9

Please revise the summary to describe the benefits and detriments of the transaction.  Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

Response

We have revised the disclosure.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Special Factors, page 6

Background of the Transaction, page 6

Comment 10

Please revise the Background section to further describe each contract, meeting, or discussion that took place and the substance of the discussions or negotiations at each meeting.  Please identify any advisors or other counsel and the members of management who were present at each meeting.  For example, describe why the issuer decided to conduct the reverse and forward stock splits at this particular time in the issuer's operating history, as opposed to another time, and how they decided upon the Consideration Price.

Response

We have added the additional disclosure to expand upon the context of the meetings previously identified.

Comment 11

It is unclear who set the price being offered for fractional share, the special committee, the board, or their investment advisor.  Please revise as appropriate to clarify.  It is also unclear why the price offered is appropriate or fair for shares in a company which has been consistently profitable even in a challenged economy.  Please revise to clarify.

Response

We have revised the disclosure to indicate the board ultimately set the price.  We have also added additional disclosure on why the price is fair but believe the document as a whole covers the reasons and the Company has spent a great deal of time and money focusing on the transaction being fair to shareholders including receiving an independent valuation report which is discussed at length in the document.

Factors Considered by the Special Committee, page 10

Comment 12

Please specify the “historical market prices” that support your determination that the transaction is fair to unaffiliated stockholders who will be cashed out.  In addition, please specify the “market value...during the time frame prior to the decision to move forward with the Transaction.”

Response

We have added additional disclosure.

Comment 13

We note that you refer to the ability of stockholders to purchase additional shares in order to remain stockholders.  Please revise to address the difficulty in purchasing shares due to the relatively illiquid market for your stock so that shareholders may not be able to purchase additional shares in order to remain stockholders.

Response

We have added additional disclosure.  Additionally, it should be noted the volume in our stock has increased since the announcement of the transaction, although the price has remained relatively consistent which provides additional evidence of a shareholder ability to buy additional shares if desired.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Comment 14

We note that you intend to disseminate certain financial information after the transaction; please further describe the financial information you will provide and state whether you will disseminate audited financial statements to your stockholders after the transaction.

Response

We have added additional disclosure.

Comment 15

We note that the board adopted the analysis and conclusions of the Special Committee. Please specifically state that the board believes that the transaction is fair to each group of unaffiliated stockholders: to those unaffiliated stockholders who will be cashed out and those unaffiliated stockholders who will continue to hold common stock.

Response

We have added the additional disclosure.

Comment 16

Please state the transaction is not structured so that the approval of at least a majority of unaffiliated stockholders is required.  Refer to Item 1014(c) of Regulation M-A.

Response

We have added additional disclosure.

Comment 17

Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed net book value, going concern value, and historical market prices during the past two years.  See Q&A No. 20 in Exchange Act Release No. 17719.

Response

We have added additional disclosure.

Effect of the transaction, page 13

Comment 18

Please revise, here or in another appropriate location, to disclose that plans the issuer has if it does not complete the reverse and forward stock splits.  In addition, please confirm your understanding that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3.  See Rule 13e-3(d)(3).

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Response

We have added additional disclosure indicating there are not set plans if the transaction is not approved. Additionally, the Company does recognize and will immediately file the results of the Rule 13e-3 transaction as a final amendment to its Schedule 13E-3.

Comment 19

We note that you state that you would suspend or withdraw the reverse stock split if you were to enter into a definitive sale agreement or other strategic transaction.  Please revise to clarify that currently you are not seeking or negotiating any sale or other strategic transaction, or advise us.

Response

We have added language indicating we are not investigating any other transactions or strategic options at this time.

Effect of the Transaction on our Affiliates, page 14

Comment 20

Please describe each affiliate's interest in net book value and net earnings.  Refer to Instruction 3 to Item 1013 of Regulation M-A.

Response

We have added additional language in addition to the existing language on the increase in percentages as a result of the transaction.

Reports, Opinions or Appraisals, page 16

Opinion of Houlihan Valuation Advisors, page 16

Comment 21

Please revise to describe the qualifications of HVA and the method of selection. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

Response

We have added the qualifications of HVA.  Additionally, resumes of HVA principals are attached to its valuation report filed with the Schedule 13E-3.

Comment 22

Please revise the second paragraph of this section to clarify, if true, that “those stockholders” refer to both the unaffiliated non-continuing stockholders and the unaffiliated continuing stockholders.

Response

We have added the additional language to clarify the sentence does refer to unaffiliated non-continuing stockholders and the unaffiliated continuing stockholders.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Comment 23

Please substantially revise this entire section to provide the results of each valuation approach and how HVA arrived at these results.  Refer to item 1015(b)(b) of Regulation M-A.  For example, please provide the results and the underlying data of the guideline company analysis, the comparable transaction analysis, the recent transaction analysis, the hypothetical liquidation value analysis, and any other valuation analysis conducted.  Specifically disclose whether there were high, low, average or median values calculated, and include any comparable information for the issuer.  We suggest presenting this additional information in tabular format.  Please also revise to describe how the results support the determination that the consideration is fair to unaffiliated non-continuing and continuing shareholders.  The more specific comments below are designed to guide in substantially revising this section.

Response

HVA has assisted in revising this section to expand upon the analysis.

Comment 24

Please revise the bullet points on page 17 to clarify the "generally recognized" financial analysis and valuation procedures undertaken and the nature of the "publically available transaction data.," the "public market data," and the "private market data" analyzed.

Response

We have added additional clarifying language.

HVA Valuation as of March 31, 2011, page 18

Comment 25

We note that you state in the first paragraph of this section that when “various valuation approaches” were used the value derived from a hypothetical liquidation was lower.  However, in the second paragraph of this section you state that the same methodology was followed in analyzing the proposed transaction and the conclusion reached was “similar” in that the value on a hypothetical liquidation basis was “greater.”  Please reconcile these two inconsistent statements or advise.

Response

We have corrected this typo.

Review of Company Operating Results, page 18

Comment 26

Please revise this section to disclose in greater detail how the analysis of each of the company's performance metrics influenced the valuation of the company's share price and inform the determination that the share price was fair to the non-continuing and continuing stockholders.  For example, specifically disclose your determination that Alpine Air's “relatively stable and profitable performance,” “significant debt,” acceptable liquidity, and ability to cover its debt financing obligations contributed to the valuation and the determination that the share price was fair.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Response

HVA has assisted in adding additional disclosure to this section.

Guideline Company Analysis, page 21

Comment 27

Please revise to disclose the names of the firms in the same industry that HVA compared with Alpine Air.  If some firms in the same industry were not included in the comparison, disclose why.  Please also clarify how “from its relative standing in the industry,” HVA inferred “market value rations.”  Specifically disclose Alpine Air's standing in the industry, the market values inferred, and the other industry rations used.  Please also disclose how HVA determined that the firms used were comparable to Alpine Air.

Response

Additional disclosure has been added.

Comparable Transaction Analysis, page 21

Comment 28

Please revise to disclose the transactions that were analyzed, including how they were selected, and "estimates of value" in terms of revenue, EBITDA, book value and earnings multiples at which HVA arrived. Please also disclose the results of the single period capitalization of future earnings, the discount rate and long-term growth rate used and the reasons these rates were used.  Define the “Gordon Growth Model.”

Response

Additional disclosure has been added.

Analysis of Recent Transactions of Alpine Stock, page 21

Comment 29

Please revise to disclose the inputs involved in the analysis of recent transactions of Alpine Stock, including all stock trades and transactions analyzed.  Please disclose how the trading history and transactions were weighted and why such weighting was used.  Disclose the going concern value at which you arrived using this method.  If any trades or transactions were excluded from the analysis, please disclose these and explain the reasoning behind their exclusion.

Response

Additional disclosure has been added.

Hypothetical Liquidation Value, page 22

Comment 30

Please revise to disclose the “hypothetical liquidation value” at which HVA arrived and the inputs used to arrive at this value.  Please also compare this to the going concern value for the company and disclose how HVA arrived at this going concern value.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Response

Additional disclosure has been added.

Relevant Market and Economic Factors, page 22

Comment 31

We note that the summary regarding the valuation analysis in “not a comprehensive description of all analysis and factors considered by HVA.”  Please revise to clarify that you have described all material analysis and factors considered by HVA.

Response

Additional disclosure has been added.

Related Party Transactions, page 23

Comment 32

Please revise to identify the officer and major stockholder in each transaction.  Please state the outstanding or principal amount of the loan that is guaranteed by the major stockholder.

Response

We have added additional language.

Federal Income Tax Consequences of the Transaction, page 24

Comment 33

Please revise to state that each of the officers and directors will remain stockholders after the reverse and forward stock splits.

Response

We have added language indicating the officers and directors will remain stockholders.

Market for Common Stock, page 27

Comment 34

Please revise to update the high and low bid information for July 31, 2011.

Response

We have added the high and low bid information.

Exhibits

Comment 35

We note that you have filed the Certificate of Amendment, Form 10-K and Form 10-Q as exhibits; please revise to append these documents to the proxy statement.

Chanda DeLong

Peggy Kim

United States Securities and Exchange Commission

Division of Corporate Finance

September 2, 2011

Response

They have now been added as appendices.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

ALPINE AIR EXPRESS, INC.

/s/ Eugene C. Mallette

Chief Executive Officer